

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>Via E-mail</u>
Erik YK Wong
Chief Executive Officer
CenturyTouch Ltd, Inc.
Stanton House
31 Westgate
Grantham NG31 6LX

> **Re: CenturyTouch Ltd, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 10, 2013**
> **File No. 333-185670**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 and will continue to monitor for your submissions. Again, note that we will not be in a position to declare your filing effective until such filings have been made.

2. Please include updated financial statements within your amended filing. Reference is made to Rule 8-08 of Regulation S-X.

<u>Plan of Distribution, page 18</u>

3. Please reconcile your disclosure that selling security holders may only sell their shares at a fixed price for the duration of the offering with the statement in the same section that they can sell at "market prices prevailing at the time of sale…." Also, you indicate that

selling security holders "may" be deemed underwriters. Based on the nature and amount being registered, please tell us why they would not be deemed underwriters.

Liquidity and Capital Resources, page 21

4.   Please revise to disclose the interest payments that will be payable in the next 12 months.

Report of Independent Registered Accounting Firm, page F-1

5.   We note your response to our prior comment 9. An Item 4.01 Form 8-K referencing your change in accountants does not appear to have been filed by December 15, 2013. Please tell us when you will file the required information.

Financial Statements

6.   We note your response to our prior comment 10. An 8-K referencing your change in year end and your Form 10-K for the year ended June 30, 2012 and subsequent quarterly reports do not appear to have been filed by December 15, 2013. Please tell us when you will file the required information.   Further, please tell us when you will file your Form 10-K for the year ended June 30, 2013 and your Form 10-Q for the quarterly period ended September 30, 2013.

7.   We have reviewed your response to our prior comment 12 and remain uncertain as to what the properties were used for during the twelve months prior to acquisition. If the properties were occupied and generating revenues please tell us how you determined Rule 8-06 of Regulation S-X and the disclosure requirements of ASC 805-10-50 are not applicable to your real estate acquisitions.

Index to Exhibits, page 43

8.   Please revise your description in the Location column for your Exhibit 16.1 to read Previously Filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Jillian Ivey Sidoti, Esq